UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.

(Name of Subject Company)

TESARO, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Common Stock)

William J. Mosher

Vice President and Secretary

TESARO, Inc.

1000 Winter Street

Waltham, Massachusetts 02451

(339) 970-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Asher M. Rubin William I. Intner Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Christopher D. Comeau Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by TESARO, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 14, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Adriatic Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018, and in the related Letter of Transmittal, dated December 14, 2018, each of which is attached to the Tender Offer Statement on Schedule TO, dated December 14, 2018, as Exhibits (a)(1)(a) and (a)(1)(b), respectively, and may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below. This Amendment should be read together with the Schedule 14D-9.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following subsection is added immediately preceding the subsection titled “Cautionary Note Regarding Forward-Looking Statements” in Item 8 on p. 60 of the Schedule 14D-9.

“Expiration of the Offer.

The Offer and withdrawal rights expired as scheduled at 6:00 P.M., Eastern Time, on Friday, January 18, 2019. The depositary of the Offer has advised Parent, GSK LLC and Purchaser that, as of the expiration of the Offer on the Expiration Date, 50,118,797 Shares had been tendered pursuant to the Offer, which represented approximately 82.8% of the issued and outstanding Shares as calculated in accordance with the Merger Agreement.

The number of Shares validly tendered into the Offer and not properly withdrawn satisfies the Minimum Tender Condition. All conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment, and on January 22, 2019, expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. Pursuant to the Merger Agreement, at the Effective Time, Purchaser merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company or owned by Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the Effective Time or (ii) held by a holder who is entitled to demand and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law. As a consequence of the Merger, the Shares will no longer be listed on NASDAQ and will be deregistered under the Exchange Act.”

The press release announcing the expiration of the Offer, the acceptance of Shares for payment and the consummation of the Merger is attached hereto as Exhibit (a)(5)(G).

Item 9.      Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(5)(G)	Press release issued by Parent on January 22, 2019 (incorporated by reference to Exhibit (a)(5)(k) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2019	TESARO, Inc.

	By:	/s/ William J. Mosher
Name: William J. Mosher
Title: Vice President and Secretary

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